Exhibit 99.1

•      RECORD ANNUAL REVENUE OF £433.2M UP 19%

•      SPONSORSHIP REVENUE FOR THE YEAR INCREASED 49%

•      RECORD ADJUSTED EBITDA FOR THE YEAR 2014 OF £130.1M UP 20%

MANCHESTER, U.K. — 10 September 2014 — Manchester United (NYSE: MANU; “the Company”, “the parent” and “the Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the year and quarter ended 30 June 2014.

Annual Highlights

•                  Adjusted net income for fiscal 2014 increased 51.1% to £28.7m and adjusted diluted earnings per share was up 50.3% to 17.51 pence.

•                  Commercial revenues increased 24.1% for the year to a record £189.3m — 43.7% of total revenue.  During the fiscal year, we announced:

•                  3 global sponsorship partnerships

•                  9 regional sponsorship partnerships, and

•                  8 financial services and telecom partnerships.

•                  Broadcasting revenues increased 33.7% for the year, due to the new FAPL domestic and international TV rights agreements.

•                  Reached 56 million Facebook followers compared to 34 million a year ago and launched official Twitter, Sina Weibo, Tencent Weibo and Google+ pages.

•                  Concluded the largest kit manufacturer sponsorship deal in sports with adidas - £750m over 10 year with retail, e-commerce and licensing reverting to Manchester United from 1st August 2015.

Commentary

Ed Woodward, Executive Vice Chairman commented, “We are very proud of the results achieved in fiscal year 2014 as we once again generated record revenues and EBITDA driven by our commercial and broadcasting businesses which delivered impressive year over year growth. We also recently announced a record breaking deal with adidas and very much look forward to launching this partnership next summer. With Louis van Gaal at the helm as Manager, and the recent signing of some of the world’s leading players to further strengthen our squad, we are very excited about the future and believe it’s the start of a new chapter in the Club’s history. Louis’ footballing philosophy fits very well with Manchester United and he has an impressive track record of success throughout his career, winning league titles with every club he has managed.”

Outlook

For fiscal 2015, Manchester United expects:

•                  Revenue to be £385m to £395m.

•                  Adjusted EBITDA to be £90m to £95m.

Key Financials (unaudited)

£ million (except adjusted diluted earnings/(loss) per share)	Twelve months ended 30 June			Three months ended 30 June
	2014	2013	Change	2014	2013	Change
Commercial revenue	189.3	152.5	24.1%	44.3	37.9	16.9%
Broadcasting revenue	135.8	101.6	33.7%	34.0	26.6	27.8%
Matchday revenue	108.1	109.1	(0.9)%	18.0	20.6	(12.6)%
Total revenue	433.2	363.2	19.3%	96.3	85.1	13.2%
Adjusted EBITDA*	130.1	108.6	19.8%	16.9	17.0	(0.6)%

Profit/(loss) for the period (i.e. net income)	23.8	146.4	(83.7)%	(5.9)	106.1	(105.6)%
Adjusted profit/(loss) for the period (i.e. adjusted net income)*	28.7	19.0	51.1%	(6.3)	(3.5)	80.0%
Adjusted diluted earnings/(loss) per share (pence)*	17.51	11.65	50.3%	(3.85)	(2.15)	79.1%

Gross debt	341.8	389.2	(12.2)%	341.8	389.2	(12.2)%
Cash and cash equivalents	66.4	94.4	(29.7)%	66.4	94.4	(29.7)%

* Adjusted EBITDA, adjusted profit/(loss) for the period and adjusted diluted earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the year was £189.3 million, an increase of £36.8 million, or 24.1%, over the prior year primarily due to the activation of several new global and regional sponsorships, higher sponsorship renewals and a significant increase from the pre-season tour.

For the year:

•                  Sponsorship revenue was £135.8 million, an increase of £44.9 million, or 49.4%;

•                  Retail, Merchandising, Apparel & Product Licensing was £37.5 million, a decrease of £1.1 million, or 2.8%; and

•                  Mobile & Content was £16.0 million, a decrease of £7.0 million, or 30.4% , due to the expiration of a few of our mobile partnerships

For the fourth quarter, Commercial revenue was £44.3 million, an increase of £6.4 million, or 16.9%, over the prior year quarter:

•                  Sponsorship revenue was £30.9 million, an increase of £9.7 million, or 45.8%;

•                  Retail, Merchandising, Apparel & Product Licensing was £9.3 million, a decrease of £1.3 million, or 12.3% as Nike primarily focused on sales of national team products leading up to the World Cup; and

•                  Mobile & Content was £4.1 million, a decrease of £2.0 million, or 32.8%.

Broadcasting

Broadcasting revenue for the year was £135.8 million, an increase of £34.2 million, or 33.7%, over the prior year, primarily due to increased revenue from the Premier League domestic and international rights agreements and increased UEFA Champions League revenue as a result of receiving a larger share of the UK Market pool by finishing 1st in the Premier League in the 2012/13 season compared to 2nd in the 2011/12 season and progressing to the quarter-final stage compared to the round of 16 stage in the prior year.

For the fourth quarter, broadcasting revenue was £34.0 million, an increase of £7.4 million, or 27.8%, over the prior year quarter, primarily driven by the same factors as the full year.

Matchday

Matchday revenue for the year was £108.1 million, a decrease of £1.0 million, or 0.9%, over the prior year, primarily as a result of hosting a number of matches during the London Olympic Games in the prior year.

For the fourth quarter, matchday revenue was £18.0 million, a decrease of £2.6 million, or 12.6%, over the prior year quarter, due primarily to playing one fewer home Premier League game and away domestic cup game as well as reduced matchday hospitality due to a different mix of games, partially offset by playing one UEFA Champions League home game.

Other Financial Information — Full Year

Operating expenses

Total operating expenses for the year were £372.3 million, an increase of £62.0 million, or 20.0%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £214.8 million, an increase of £34.3 million, or 19.0%, over the prior year, primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

Other operating expenses for the year were £88.3 million, an increase of £14.2 million, or 19.2%, over the prior year, primarily due to increases in legal, professional and other consultancy fees, increased pre-season tour costs and foreign exchange losses.

Depreciation and amortization of players’ registrations

Depreciation for the year was £8.7 million, an increase of £0.9 million or 11.5%, over the prior year. Amortization of players’ registrations for the year was £55.3 million, an increase of £13.6 million, or 32.6%, over the prior year. The unamortized balance of players’ registrations as of 30 June 2014 was £204.6 million.

Exceptional items

Exceptional items for the year were £5.2 million, primarily related to compensation payments on loss of office to the former manager and certain members of the coaching staff. Exceptional items for the prior year were £6.2 million.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the year was £7.0 million compared with £9.1 million in the prior year.

Net finance costs

Net finance costs for the year were £27.4 million, a decrease of £43.4 million, or 61.3%, over the prior year. The decrease was primarily due to a £31.9 million reduction in premium paid and accelerated amortisation of issue discount and debt finance costs as a result of the repurchases of senior secured notes in the prior year, and a £12.9 million reduction in interest payable on our secured borrowings following the refinancing in June 2013.

Subsequent to 30 June 2014 we renegotiated the terms of the secured term loan — extending the maturity to 8 August 2019, resetting the principal amount to the original $315.7 million and removing the requirement for scheduled repayments; all other terms of the loan remain unchanged.

Tax

The tax expense for the year was £16.7 million reflecting an effective tax rate of 41.2%. The effective tax rate is above the US federal income tax rate of 35% mainly due to foreign exchange losses arising on re-translation of US dollar denominated deferred tax assets. This compares to a credit of £155.2 million in the prior year, which largely comprised the recognition of US deferred tax assets.

Cash flows

Net cash generated from operating activities for the year was £72.8 million, an increase of £15.6 million from the prior year due to a reduction in interest paid, partially offset by adverse movements in working capital.

Capital expenditure on property, plant and equipment for the year was £10.8 million, a decrease of £1.7 million from the prior year.

Net player capital expenditure for the year was £78.9 million, an increase of £42.5 million from the prior year.

Net cash used in financing activities for the year was £5.0 million, as compared with net cash generated in the prior year of £16.1 million. During the year we repaid £5.0 million of borrowings, primarily relating to the secured term loan. Whereas in the prior year, we:

•                  used the net proceeds from our IPO to repurchase a portion of our US dollar senior secured notes, comprising a principal value of £62.6 million and a premium on repurchase of £5.3 million;

•                  refinanced a portion of our borrowings with a new £209.2 million ($315.7 million) US dollar secured term loan; and used the proceeds to repurchase and retire all of our pounds sterling senior secured notes and a portion of our US dollar senior secured notes, repaying a total equivalent to £208.5 million (comprising a principal value of £191.8 million and a premium on repurchase of £16.7 million); and

•                  in January 2013, we acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million; and also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million plus accrued interest of £2.9 million.

Conference Call Information

The Company’s conference call to review the fiscal 2014 and fourth quarter results will be broadcast live over the internet today, 10 September 2014 at 08:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 136 year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization of, and profit on disposal of, players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. adjusted net income)

Adjusted profit/(loss) for the period is the adjusted profit/(loss) for the period attributable to owners of the parent, calculated, where appropriate, by adding the profit for the period attributable to non-controlling interest to the profit/(loss) for the period attributable to owners of the parent, adjusting for material changes related to the initial public offering, the repurchase of senior secured notes, foreign exchange losses/gains on US dollar denominated bank accounts and borrowings, the fair value movement on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/(subtracting) the actual tax expense/(credit) for the period, (subtracting)/adding the adjusted tax (expense)/credit for the period (based on an normalized tax rate of 35%; 2013: 35%) and subtracting the profit for the period attributable to non-controlling interest. The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of material charges/(credits) related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit/(loss) for the period attributable to owners of the parent to adjusted profit/(loss) for the period attributable to owners of the parent is presented in supplemental note 3.

3.                  Adjusted basic and diluted earnings/(loss) per share

Adjusted basic earnings/(loss) per share is calculated by dividing the adjusted profit/(loss) for the period attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended 30 June		Three months ended 30 June
	2014	2013	2014	2013
Commercial % of total revenue	43.7%	42.0%	46.0%	44.5%
Broadcasting % of total revenue	31.3%	28.0%	35.3%	31.3%
Matchday % of total revenue	25.0%	30.0%	18.7%	24.2%
Home Matches Played
FAPL	19	19	3	4
UEFA competitions	5	4	1	—
Domestic Cups	4	5	—	—
Away Matches Played
UEFA competitions	5	4	1	—
Domestic Cups	2	3	—	1

Other
Employees at period end	879	793	879	793
Staff costs % of revenue	49.6%	49.7%	59.3%	60.1%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2014/15 season *	3	6	7	3	19
2013/14 season	3	6	7	3	19
2012/13 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2014	2013	2014	2013
Revenue	433,164	363,189	96,221	85,096
Operating expenses	(372,240)	(310,337)	(102,818)	(83,288)
Profit on disposal of players’ registrations	6,991	9,162	2,788	1,137
Operating profit/(loss)	67,915	62,014	(3,809)	2,945
Finance costs	(27,668)	(72,082)	(6,106)	(31,722)
Finance income	256	1,275	113	834
Net finance costs	(27,412)	(70,807)	(5,993)	(30,888)
Profit/(loss) before tax	40,503	(8,793)	(9,802)	(27,943)
Tax (expense)/credit	(16,668)	155,212	3,976	134,042
Profit/(loss) for the period	23,835	146,419	(5,826)	106,099

Attributable to:
Owners of the parent	23,835	146,250	(5,826)	106,099
Non-controlling interest	—	169	—	—
	23,835	146,419	(5,826)	106,099

Basic earnings/(loss) per share attributable to owners of the parent:
Basic earnings/(loss) per share (pence)	14.55	89.78	(3.56)	64.80
Weighted average number of ordinary shares outstanding (thousands)	163,814	162,895	163,812	163,732
Diluted earnings/(loss) per share attributable to owners of the parent:
Diluted earnings/(loss) per share (pence)	14.54	89.78	(3.55)	64.80
Weighted average number of ordinary shares outstanding (thousands)	163,893	163,826	163,888	162,586

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	30 June 2014	30 June 2013
ASSETS
Non-current assets
Property, plant and equipment	254,859	252,808
Investment property	13,671	14,080
Goodwill	421,453	421,453
Players’ registrations	204,572	119,947
Trade and other receivables	41	1,583
Deferred tax asset	129,631	145,128
	1,024,227	954,999
Current assets
Derivative financial instruments	—	260
Trade and other receivables	125,119	68,619
Cash and cash equivalents	66,365	94,433
	191,484	163,312
Total assets	1,215,711	1,118,311

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	30 June 2014	30 June 2013
EQUITY AND LIABILITIES
Equity
Share capital	52	52
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	25,918	231
Retained earnings	154,828	129,825
Equity attributable to owners of the parent	498,650	447,960
Non-current liabilities
Derivative financial instruments	1,602	1,337
Trade and other payables	42,997	18,413
Borrowings	326,803	377,474
Deferred revenue	15,631	17,082
Provisions	—	988
Deferred tax liabilities	28,837	17,168
	415,870	432,462
Current liabilities
Derivative financial instruments	875	29
Current tax liabilities	2,999	900
Trade and other payables	101,699	78,451
Borrowings	15,005	11,759
Deferred revenue	180,613	146,278
Provisions	—	472
	301,191	237,889
Total equity and liabilities	1,215,711	1,118,311

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2014	2013	2014	2013
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	101,694	129,930	71,001	73,005
Interest paid	(27,669)	(73,629)	(4,875)	(26,732)
Debt finance costs relating to borrowings	(123)	(3,074)	—	(3,074)
Interest received	254	937	111	495
Tax (paid)/refunded	(1,375)	3,057	(304)	2,457
Net cash generated from operating activities	72,781	57,221	65,933	46,151
Cash flows from investing activities
Purchases of property, plant and equipment	(10,847)	(12,503)	(2,290)	(1,856)
Purchases of investment property	—	(2)	—	—
Proceeds from the sale of property, plant and equipment	50	9	—	9
Purchases of players’ registrations	(92,942)	(45,997)	(30,840)	(4,730)
Proceeds from sale of players’ registrations	14,025	9,646	5,469	1,677
Net cash used in investing activities	(89,714)	(48,847)	(27,661)	(4,900)
Cash flows from financing activities
Proceeds from issue of shares	—	70,258	—	—
Expenses directly attributable to issue of shares	—	(1,459)	—	—
Acquisition of additional interest in subsidiary	—	(2,664)	—	—
Proceeds from borrowings	—	209,190	—	209,190
Repayment of other borrowings	(4,997)	(259,254)	(4,713)	(191,924)
Net cash (used in)/generated from financing activities	(4,997)	16,071	(4,713)	17,266
Net (decrease)/increase in cash and cash equivalents	(21,930)	24,445	33,559	58,517
Cash and cash equivalents at beginning of period	94,433	70,603	34,344	36,211
Foreign exchange losses on cash and cash equivalents	(6,138)	(615)	(1,538)	(295)
Cash and cash equivalents at end of period	66,365	94,433	66,365	94,433

SUPPLEMENTAL NOTES

1                               General information

Manchester United plc (“the Company”) and its subsidiaries (together “the Group”) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                                         Reconciliation of profit for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit/(loss) for the period	23,835	146,419	(5,826)	106,099
Adjustments:
Tax expense/(credit)	16,668	(155,212)	(3,976)	(134,042)
Net finance costs	27,412	70,807	5,993	30,888
Profit on disposal of players’ registrations	(6,991)	(9,162)	(2,788)	(1,137)
Exceptional items	5,184	6,217	4,891	2,338
Amortization of players’ registrations	55,290	41,714	16,127	10,842
Depreciation	8,665	7,769	2,391	2,026
Adjusted EBITDA	130,063	108,552	16,812	17,014

3                               Reconciliation of profit/(loss) for the period attributable to owners of the parent to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Twelve months ended 30 June		Three months ended 30 June
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit/(loss) for the period attributable to owners of the parent	23,835	146,250	(5,826)	106,099
Add: profit for the period attributable to non-controlling interest	—	169	—	—
Profit/(loss) for the period	23,835	146,419	(5,826)	106,099
Professional advisors fees relating to the issue of shares	—	3,816	—	(63)
Accelerated amortisation of issue discount and debt finance costs associated with the repurchase of senior secured notes	—	9,692	—	7,149
Premium on repurchase of senior secured notes	—	21,977	—	16,733
Foreign exchange loss on US dollar denominated bank accounts	2,712	615	—	295
Foreign exchange loss/(gain) on US dollar denominated borrowings	—	2,501	—	(1,345)
Fair value movement on derivative financial instruments	934	(348)	(706)	(234)
Ineffectiveness on cash flow hedges	—	—	791	—
Tax expense/(credit)	16,668	(155,212)	(3,976)	(134,042)
Adjusted profit/(loss) before tax	44,149	29,460	(9,717)	(5,408)
Adjusted tax (expense)/credit (using a normalized tax rate of 35%; 2013: 35%)	(15,452)	(10,311)	3,401	1,893
	28,697	19,149	(6,316)	(3,515)
Less: profit for the period attributable to non-controlling interest	—	(169)	—	—
Adjusted profit/(loss) for the period (i.e. adjusted net income)	28,697	18,980	(6,316)	(3,515)

Adjusted basic earnings/(loss) per share attributable to owners of the parent:
Adjusted basic earnings/(loss) per share (pence)	17.52	11.65	(3.86)	(2.15)
Weighted average number of ordinary shares outstanding (thousands)	163,814	162,895	163,812	163,826
Adjusted diluted earnings/(loss) per share attributable to owners of the parent:
Adjusted diluted earnings/(loss) per share (pence)	17.51	11.65	(3.85)	(2.15)
Weighted average number of ordinary shares outstanding (thousands)	163,893	162,895	163,888	163,826

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit/(loss) for the period	23,835	146,419	(5,826)	106,099
Tax expense/(credit)	16,668	(155,212)	(3,976)	(134,042)
Profit/(loss) before tax	40,503	(8,793)	(9,802)	(27,943)
Depreciation charges	8,665	7,769	2,391	2,026
Impairment charges	293	—	—	—
Amortization of players’ registrations	55,290	41,714	16,127	10,842
Profit on disposal of players’ registrations	(6,991)	(9,162)	(2,788)	(1,137)
Net finance costs	27,412	70,807	5,993	30,888
Loss/(profit) on disposal of property, plant and equipment	24	(7)	67	(7)
Equity-settled share-based payments	1,138	832	220	198
Foreign exchange losses on operating activities	925	—	456	—
Fair value losses/(gains) on derivative financial instruments	59	91	243	(124)
Reclassified from hedging reserve	(1,035)	—	(257)	—
(Increase)/decrease in trade and other receivables	(59,876)	8,728	(48,341)	6,394
Increase in trade and other payables and deferred revenue	36,762	18,352	106,692	51,975
Decrease in provisions	(1,475)	(401)	—	(107)
Cash generated from operations	101,694	129,930	71,001	73,005